Exhibit 99.3

Q1 2015 % Change Y/Y Total Revenues (1) $91.3 million - 23% Soda Maker Units 518,000 - 14% Flavor Units 4.9million - 41% CO 2 Refill Units 6.0 million +4% Net Income Non - IFRS (1) $8.4 million +370 EPS (2) Non - IFRS (1) $0.4 +375% Net Income IFRS $6.0 million +240% EPS (2) IFRS $0.29 +244% Financial Highlights Q1 2015 (1) Excluding impact of restructuring. (2) Based on 21.1 million weighted shares outstanding in Q1 2015 and 21.3 million weighted shares outstanding in Q1 2014

Quarterly Revenue 2009 - 2015 (in $ Million) Quarterly Revenue Change 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 132.9 117.6 132.4 144.6 168.1 118.2 141.2 125.9 126.5 91.3 - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Quarterly Soda Maker Unit Sales 2009 - 2015 (in thousands ) Quarterly Soda Maker Units Change 184 203 285 385 297 463 449 712 592 634 717 767 683 764 940 1,111 776 935 1,196 1,542 604 785 818 1,018 518 - 200 400 600 800 1,000 1,200 1,400 1,600 1,800 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Quarterly Refill Unit Sales 2009 - 2015 (in millions) Quarterly CO 2 Refill Units Change 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 4.3 4.8 5.5 5.8 5.4 5.8 6.5 6.4 6.3 6.0 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Quarterly Flavor Unit Sales 2009 - 2015 (in millions) Quarterly Flavor Units Change 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 7.4 7.7 8.5 8.3 9.8 8.4 9.3 7.6 6.1 4.9 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Consolidated Statements of Operations Q1 - 2015 vs. Q1 - 2014 Q1 - 2014 Q1 - 2015 IFRS IFRS (Unaudited) (Unaudited) Revenue $118,172 $90,344 Cost of revenue 56,326 44,893 Gross profit 61,846 45,451 Operating expenses Sales and marketing 46,146 32,461 General and administrative 13,355 11,641 Total operating expenses 59,501 44,102 Operating income 2,345 1,349 Interest expense, net 47 34 Other financial expense (income), net 172 (5,702) Total financial expense (income), net 219 (5,668) Income before income taxes 2,126 7,017 Income tax expense 348 970 Net income for the period $1,778 $6,047 Net income per share Basic $0.09 $0.29 Diluted $0.08 $0.29 Weighted average number of shares Basic 20,908 21,017 Diluted 21,289 21,050